March 13, 2006
Stephen Krikorian
Accounting Branch Chief
One Station Place
100 F Street NE
United States Securities and Exchange Commission
Washington, D.C 20549
Dear Mr. Krikorian:
This letter is an additional response for Comment 5 to your notice dated January 27, 2006. In providing this response, Powerhouse Technologies Group Inc. (the Company) acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.
Form 10-Q for the nine-months ending September 30, 2005
Note 7 Equity Transactions, Page 11
Comment 5.
We note that on December 23, 2005 and September 22, 2005, the Company completed a private placement with certain investors for common stock and warrants. We further note from the Registration Rights Agreements dated December 23, 2005 and September 22, 2005 that you are required to pay liquidated damages in the event that a Registration Statement filed does not become effective within 90 days after the execution date of these agreements and are required to keep the Registration Statement effective until certain conditions have been met. Tell us how you considered the classification and accounting for the Registration Rights Agreements. See Current Accounting and Disclosure Issues in the Division of Corporation Finance Section II(B). Your response should address how you considered the guidance in EITF 00-19 for classification of the warrants and EITF Topic D-98 for classification of the shares of common stock.
Response to Comment 5:
We have examined carefully the literature cited by the SEC in its comment letter as described below.

We reviewed SFAS 133 and EITF 05-04 in connection with the Registration Rights Agreement and the related documents. Following the guidance in SFAS 133 and EITF 05-04, we concluded that the Registration Rights Agreement and the related documents were not a derivative and would be subject to the tests under EITF 00-19.
We then reviewed EITF 00-19 with particular emphasis on paragraph 16 as suggested in Current Accounting and Disclosure Issues in the Division of Corporate Finance Section II (B). We also reviewed EITF Topic D-98 with particular emphasis on paragraphs 7 through 9.
We reviewed EITF 05-04 and noted that paragraph 37 states “Current practice among the issuers of instruments with registration rights agreements is diverse.” We also noted that several alternatives are presented for consideration by the Task Force. The SEC refers to these deliberations in Current Accounting and Disclosure Issues in the Division of Corporate Finance Section II (B) and notes that significant judgment is required to apply the rules in this area.
Given the degree of ambiguity in our original analysis, the Company is in the process of amending its Registration Rights Agreements with its investors to eliminate any possibility of cash payments as penalty and eliminated the cash redemption language, as is set forth below.
          1.      Section 2(c)(i) of each Registration Rights Agreement is hereby amended as follows:
•	The second sentence of such Section is hereby amended to read as follows:
“The Company shall have the option, in its sole discretion, to pay any liquidated damages amount with additional shares of Common Stock, with the price of each such additional share of Common Stock to be deemed equal to average closing price per share of the Company’s Common Stock as quoted on the OTCBB for each such 30 business day period, or portion thereof.”

•	The last sentence of such Section is hereby deleted except that for purposes of the December Agreement, the definition of Purchaser Investment shall remain unchanged despite such deletion.
          2.      Section 2(c)(ii) of each Registration Rights Agreement is hereby amended as follows:
•	The third sentence of such Section is hereby amended to read as follows:
“The Company shall have the option, in its sole discretion, to pay any Late Registration Payment with additional shares of Common Stock, with the price of each such additional share of Common Stock to be deemed equal to average closing price per share of the Company’s Common Stock as quoted on the OTCBB for each such 30 business day period, or portion thereof.”
•	The last sentence of such Section is hereby deleted.
With the amended language, the Company thereby concluded that its classification of the Registration Rights Agreement as of September 30, 2005 was correct. Accordingly, the Company proposes not to amend its 10-QSB filing for the period ended September 30, 2005.
We trust that this letter adequately addresses your concerns in your letter of January 27, 2006.
Best regards,
Richard Liebman
Chief Financial Officer